UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Ribbon Communications Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

762544104

(CUSIP Number)

Michael Lees

JPMorgan Chase & Co.

383 Madison Avenue

New York, NY 10179

(212) 270-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons JPMorgan Chase & Co.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
15,361
	8	Shared Voting Power

51,579,566
	9	Sole Dispositive Power

15,361
	10	Shared Dispositive Power
51,579,566

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,594,927
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.8%
14	Type of Reporting Person HC, CO

1	Names of Reporting Persons JPMC Heritage Parent LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power

49,830,062
	9	Sole Dispositive Power

0
	10	Shared Dispositive Power
49,830,062

11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,830,062
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.7%
14	Type of Reporting Person OO

1	Names of Reporting Persons OEP II Partners Co-Invest, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power

1,749,504
	9	Sole Dispositive Power

0
	10	Shared Dispositive Power
1,749,504

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,749,504
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.0%
14	Type of Reporting Person PN

1	Names of Reporting Persons Heritage PE (OEP) III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0
	8	Shared Voting Power

48,593,138
	9	Sole Dispositive Power

0
	10	Shared Dispositive Power
48,593,138

11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,593,138
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.0%
14	Type of Reporting Person PN

Explanatory Note

This Amendment No. 5 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on November 6, 2017, as subsequently amended (the “Schedule 13D”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”) of Ribbon Communications Inc., a Delaware corporation (the “Issuer”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended. Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Schedules A and B attached to this Amendment No. 5.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Private Placement and Securities Purchase Agreement

On August 12, 2022, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors, including JPMC Heritage Parent LLC (“JPMC Heritage Parent”) and Heritage PE (OEP) III, L.P. (“Heritage III”) (the “Purchasers”) for the sale by the Issuer in a private placement (the “Private Placement”) of 17,071,311 shares of Common Stock at a price per share of $3.05. The Private Placement closed on August 16, 2022. In the Private Placement JPMC Heritage Parent purchased 94,917 shares of Common Stock and Heritage III purchased 1,544,427 shares of Common Stock.

Registration Rights Agreement

On August 12, 2022, the Issuer entered into a Second Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers in connection with the Private Placement. Pursuant to the Registration Rights Agreement, the Issuer provided the Purchasers with certain registration rights that require the Issuer to file a registration statement on Form S-3 with the SEC within 30 days following the closing of the Private Placement to register the shares issued in the Private Placement.

The foregoing descriptions of the Registration Rights Agreement does not purport to be complete and are qualified in its entirety by reference to the full text of the Registration Rights Agreement. The Registration Rights Agreement is filed as Exhibit to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 150,454,151 shares of Common Stock outstanding as of July 28, 2022, and the 17,071,311 shares of Common Stock issued in the Private Placement.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
JPMorgan Chase & Co.	51,594,927	30.8%	15,361	51,579,566	15,361	51,579,566
JPMC Heritage Parent LLC	49,830,062	29.7%	0	49,830,062	0	49,830,062
OEP II Partners Co-Invest, L.P.	1,749,504	1.0%	0	1,749,504	0	1,749,504
Heritage PE (OEP) III, L.P.	48,593,138	29.0%	0	48,593,138	0	48,593,138

OEP II Partners Co-Invest is the record holder of 1,749,504 shares of Common Stock. JPMC Heritage Parent is the record holder of 1,236,924 shares of Common Stock. Heritage III is the record holder of 48,593,138 shares of Common Stock.

JPMorgan Chase is a publicly traded entity listed on the New York Stock Exchange, which is the sole member of JPMorgan Chase Holdings LLC, which is the sole member of OEP Holdings LLC, which is the sole member of JPMC Heritage Parent, which is the general partner of OEP General Partner III L.P., which is the general partner of Heritage III. As such, each of OEP Holdings LLC, JPMC Heritage Parent and OEP General Partner III L.P. may be deemed to have or share beneficial ownership of the Common Stock held directly by Heritage III. JPMorgan Chase may also be deemed to have or share beneficial ownership over an additional 15,361 of Common Stock beneficially owned by an indirect subsidiary. OEP II Partners Co-Invest is subject to certain contractual agreements and statutory obligations to acquire and vote shares side-by-side with Heritage III. By virtue of these agreements and obligations, JPMorgan Chase may be deemed to have or share beneficial ownership over the shares held directly by OEP II Partners Co-Invest. Notwithstanding the above, JPMorgan Chase does not directly or indirectly own any interest in OEP II Partners Co-Invest.

(c)	Except as described in this Schedule 13D and as described below, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

On August 11, 2022, J.P. Morgan Securities LLC, an indirect subsidiary of JPMorgan Chase, purchased 3,329 shares of Common Stock of the Issuer in the open market at a price of $3.28 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Registration Rights Agreement and is incorporated herein by reference. A copy of the Registration Rights Agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description
8	Form of Second Amended and Restated Registration Rights Agreement, dated as of August 12, 2022, by and among Ribbon Communications Inc. and its stockholders that are parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 16, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2022

JPMORGAN CHASE & CO.

By:	/s/ Michael T. Lees
Name:	Michael T. Lees
Title:	Executive Director

JPMC HERITAGE PARENT LLC

By:	/s/ Cristina S. Kim
Name:	Cristina S. Kim
Title:	Managing Director

OEP II PARTNERS CO-INVEST, L.P.
By: OEP II Partners Co-Invest, GP, Ltd., its General Partner

By:	/s/ David Han
Name:	David Han
Title:	Director

HERITAGE PE (OEP) III, L.P.
By: OEP General Partner III, L.P., as General Partner
By: JPMC Heritage Parent LLC, as General Partner

By:	/s/ Cristina S. Kim
Name:	Cristina S. Kim
Title:	Managing Director

SCHEDULE A

Set forth below is the name and present principal occupation or employment of each director and officer of JPMorgan Chase & Co. and each member of the investment committee of Heritage PE (OEP) III, L.P. The business address of each of the directors, executive officers and investment committee members is c/o JPMorgan Chase & Co, 383 Madison Avenue, New York, NY, 10179, except for as follows: the business address for Peter L. Scher is 875 15th Street N.W, Washington, DC 20005; and the business address for Brian A. Bessey, Ana Capella Gomez-Acebo and Marie A. Nourie is 277 Park Avenue, New York, NY 10172.

JPMorgan Chase & Co.

Directors and Executive Officers

Name	Present Principal Occupation or Employment	Citizenship
Linda B. Bammann	Director of JPMorgan Chase & Co. and Retired Deputy Head of Risk Management of JPMorgan Chase & Co.	United States

Stephen B. Burke	Director of JPMorgan Chase & Co. and Chief Executive Officer of NBCUniversal, LLC	United States

Todd A. Combs	Director of JPMorgan Chase & Co. and Investment Officer of Berkshire Hathaway Inc.	United States

James S. Crown	Director of JPMorgan Chase & Co. and Chairman and Chief Executive Officer of Henry Crown and Company	United States

Timothy P. Flynn	Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of KPMG	United States

Alex Gorsky	Director of JPMorgan Chase & Co. and Executive Chairman of Johnson & Johnson	United States

Mellody Hobson	Director of JPMorgan Chase & Co. and President of Ariel Investments, LLC	United States

Michael A. Neal	Director of JPMorgan Chase & Co. and Retired Vice Chairman of General Electric Company and Retired Chairman and Chief Executive Officer of GE Capital	United States

Phebe N. Novakovic	Director of JPMorgan Chase & Co. and Chairman and Chief Executive Officer of General Dynamics	United States

Virginia M. Rometty	Director of JPMorgan Chase & Co. and Retired President and Chief Executive Officer and Retired Chairman, President and Chief Executive Officer of IBM	United States

James Dimon	Chairman of the Board and Chief Executive Officer	United States

Ashley Bacon	Chief Risk Officer	United Kingdom

Marc Badrichani	Head of Global Sales & Research	France

Jeremy Barnum	Chief Financial Officer	United States

Lori A. Beer	Global Chief Information Officer	United States

Mary Callahan Erdoes	Chief Executive Officer of Asset & Wealth Management	United States

Stacey Friedman	General Counsel	United States

Marianne Lake	Co-Chief Executive Officer of Consumer & Community Banking	United States

Robin Leopold	Head of Human Resources	United States

Douglas B. Petno	Chief Executive Officer of Commercial Banking	United States

Jennifer A. Piepszak	Co-Chief Executive Officer of Consumer & Community Banking	United States

Daniel E. Pinto	President & Chief Operating Officer, Chief Executive Officer of the Corporate & Investment Bank	Argentina

Troy Rohrbaugh	Head of Global Markets	United States

Peter L. Scher	Vice Chairman	United States

Sanoke Viswanathan	Chief Executive Officer of International Consumer Growth Initiatives	India

Heritage PE (OEP) III, L.P.

Investment Committee Members

Name	Present Principal Occupation or Employment	Citizenship
Brian A. Bessey	Managing Director – Head of Private Investments	United States

Laura J. Cumming	Managing Director – Principal Risk	United States

Marie A. Nourie	Managing Director –Chief Financial Officer for Chief Investment Office, Treasury and Private Investments	United States

Ana Capella Gomez-Acebo	Managing Director – Head of Strategic Investments & Heritage Private Equity	Spain

SCHEDULE B

In September 2020, JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”) announced that the Firm has entered into agreements with the U.S. Department of Justice (DOJ), the U.S. Commodity Futures Trading Commission (CFTC) and the U.S. Securities & Exchange Commission (SEC) to resolve investigations into historical trading practices by former employees in the precious metals and U.S. treasuries markets, and related conduct between 2008 and 2016. In connection with the agreements, the Firm will pay a total of approximately $920 million and has entered into a deferred prosecution agreement (DPA) with the DOJ. The DPA will expire after three years so long as the Firm and its subsidiaries, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, fully comply with their respective obligations under the DPA. The agreements fully resolve investigations by the DOJ, CFTC and SEC facing the Firm on these matters.

In December 2021, J.P. Morgan Securities LLC (“JPMS”) announced entering into resolutions with the U.S. Securities and Exchange Commission (“SEC”) and the Commodity Futures Trading Commission (“CFTC”) to resolve their respective civil investigations of JPMS’s compliance with records preservation requirements applicable to broker-dealer firms, swap dealers and futures commission merchants. The SEC and CFTC found that JPMS did not maintain copies of certain communications required to be maintained under their respective record keeping rules, where such communications were sent or received by employees over electronic messaging channels that had not been approved for employee use by JPMS. The CFTC resolution also includes JPMorgan Chase Bank, N.A. (the “Bank”) and J.P. Morgan Securities plc (“JPMS plc”) as swap dealers. The SEC and CFTC also found related supervision failures. Under these resolutions, JPMS paid a $125 million civil monetary penalty to the SEC and JPMS, the Bank and JPMS plc paid a total $75 million civil monetary penalty to the CFTC.

In addition to the above matters, the Filing Parties have been involved in a number of other civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violations of federal or state securities laws. Such proceedings are reported and summarized in the JPMorgan Chase’s periodic reports on Forms 8-K, 10-Q and 10-K filed with the SEC, and in other regulatory reports, which descriptions are hereby incorporated by reference.